UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

[ ] Form 3 Holdings Reported

[ ] Form 4 Transactions Reported

1. Name and Address of Reporting Person(s)
   Rayfield, Allan L
   1800 West Park Drive
   Suite 250

   Westborough, MA 01581
2. Issuer Name and Ticker or Trading Symbol
   Arch Communications Group, Inc. (APGR)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   12/98
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)
   Director
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code     Amount        D  Price        End of Year    I
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


Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code      A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     $1.4375         12/24/98       A         3,000                             (1)          12/24/08
(right to buy)
Phantom Stock Units            $0.0000         10/20/98       A         2,000                             (2)
Phantom Stock Units            $0.0000         11/17/98       A         727                               (2)
Phantom Stock Units            $0.0000         12/15/98       A         846                               (2)

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Year
------------------------------------------------------------------------------------------------------------------------------------

Non-Qualified Stock Option     12/24/98  Common Stock                   3,000                     3,000         D   Direct
(right to buy)
Phantom Stock Units            10/20/98  Common Stock                   2,000         $0.8125                   D   Direct
Phantom Stock Units            11/17/98  Common Stock                   727           $1.3750                   D   Direct
Phantom Stock Units            12/15/98  Common Stock                   846           $1.6250     5,654         D   Direct

Explanation of Responses:

(1)
Grant to reporting person of option to buy shares of Common Stock of Arch Communications Group, Inc. under the Non-Employee
Directors' Stock Option Plan.  Each option will become exercisable at the rate of 25% of the shares subject to the option on the date of grant and 25% of the shares subject to the option on each of the first three anniversaries of the date of grant.
(2)
The phantom stock units were accrued under the Arch Communications Group, Inc. directors deferred compensation plan and are exercisable for cash on the date Mr. Rayfield ceases to be a Director of Arch Communications Group, Inc.

SIGNATURE OF REPORTING PERSON
/S/ Rayfield, Allan L
DATE
2/1/99